VIA EDGAR

April 4, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Ruairi Regan and Jeffrey Gabor

Re: Churchill Capital Corp X

Amendment No. 2 to

Draft Registration Statement on Form S-1

Submitted March 6, 2025

CIK No. 0002007825

Dear Messrs. Regan and Gabor:

Churchill Capital Corp X (the “Company”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on March 27, 2025, relating to the Draft Registration Statement on Form S-1 (the “Registration Statement”), submitted by the Company with the Commission on March 6, 2025.

The Company is filing via EDGAR Amendment No. 3 to Registration Statement on Form S-1 (the “Amended Registration Statement”), which reflects responses to the comments received by the Staff and certain updated information.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed each comment with the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amended Registration Statement.

Amended Draft Registration Statement on Form S-1

Sponsor Information, page 11

1.

We note your disclosure on page 12 that the Strategic Partners and Operating Partners may invest in your sponsor but will have no right to control the sponsor or participate in any decision regarding the disposal of any security held by the sponsor. Please disclose the persons if any who may have direct and indirect material interests in the sponsor, as well as the nature and amount of their interests. See Item 1603(a)(7) of Regulation S-K.

Response: We acknowledge the Staff’s comment, however, as of the date hereof, other than Michael Klein and his company, M. Klein Associates, Inc., there are no other persons that have a direct or indirect material interest in the sponsor. If this changes, we will update the disclosure on a pre-effective amendment to the Registration Statement.

The Offering

Founder Shares, page 23

2.

Please expand your disclosure on pages 22, 33, 142, and elsewhere as appropriate, to clarify whether any public shares sold in this offering would be required to approve the business combination if the minimum to constitute a quorum is present at the meeting. Please also revise your Risk Factors as appropriate or otherwise advise.

Response: We acknowledge the Staff’s comment, and additional disclosure has been made on pages 25, 26, 35, 36, 43, 44, 53, and 146 of the Amended Registration Statement.

Dilution, page 107

3.

Please expand your disclosure outside the table to highlight that you may need to issue additional securities as you intend to seek an initial business combination with a target company with an enterprise value greater than the net proceeds of the offering and the sale of private placement warrants, as stated on page 11 of your prospectus.

Response: We acknowledge the Staff’s comment, and added disclosure on page 110 of the Amended Registration Statement.

Management, page 161

4.

Please include more detailed disclosure regarding any SPAC experience your sponsor, affiliates, management may have. Please revise to disclose further information concerning any completed business combinations, including the financing needed for the transactions and the level of redemptions. Also, disclose any extensions and redemption levels in connection with an extension. See Item 1603(a)(3) of Regulation S-K.

Response: We acknowledge the Staff’s comment, and have provided additional detailed disclosure on pages 12 and 129 of the Amended Registration Statement.

**

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact to our counsel, Stuart Neuhauser at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Michael Klein
Michael Klein, Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP